UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
March, 2008	001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

CAYMAN ISLANDS
(Jurisdiction of Incorporation or Organization)
c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):	N/A

EXPLANATORY NOTE

As of the date of this Report (i) we have been advised that a majority of the executive officers of our company and 50% of the members of our board of directors are not United States citizens or residents, (ii) all of our assets, which primarily consists of a $115 million trust account representing the proceeds of our initial public offering, is being held in the London, England branch of Wachovia Bank, and (iii) our business, which is to complete an acquisition in Asia, is being administered by our board of directors and by a Business Combination Committee of our board consisting of three foreign directors. Based upon these, and other relevant factors, management and the board of directors of our company believes that we are a "foreign private issuer" as such term is defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

Accordingly, we are filing this Report of Foreign Private Issuer on Form 6-K and on a going forward basis, will be filing annual and periodic reports under the Securities Exchange Act of 1934, as amended, as a "foreign private issuer." This means generally that we will no longer file periodic reports on Forms 10-K, 10-Q or 8-K, and will instead provide annual information on Form 20-F and periodic information on Form 6-K. We plan to provide quarterly and other interim material information on Form 6-K in accordance with applicable rules and regulations and in a manner which we believe provides material and timely information. It is important to note that disclosure under Forms 20-F and 6-K may differ in certain material respects from disclosure on Forms 10-K, 10-Q and 8-K.

The information contained in this Form 6-K includes the financial and other information which would have otherwise been set forth in our Quarterly Report on Form 10-Q for the three months ended March 31, 2008.

Asia Special Situation Acquisition Corp.
Index to Quarterly Report
For the Three Months Ended March 31, 2008

FINANCIAL STATEMENTS (UNAUDITED)

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

BALANCE SHEETS

	March 31,	December 31,
ASSETS	2008	2007
	(unaudited)
Current assets
Cash	$187,000	$194,000
Prepaid expenses	254,000	248,000
Total current assets	441,000	442,000
Other assets

Investment in Trust Account	114,888,000	-
Deferred offering costs	-	593,000
Total other assets	114,888,000	593,000
	$115,329,000	$1,035,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses (including approximately
$254,000 payable to the Company's Chief Executive officer)	$500,000	$513,000
Note payable	185,000	-
Line of credit, shareholder	-	500,000
Total current liabilities	685,000	1,013,000

Non-current liabilities, deferred underwriters' fee net of redemption forfeiture	3,450,000	-

Ordinary shares subject to redemption, 4,024,999 shares at redemption value	40,250,000	-

Commitments and contingencies

Shareholders' equity
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued
Ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 14,000,000 shares issued and outstanding	1,000	-
Additional paid-in capital	70,394,000	25,000
Retained earnings (deficit) accumulated during the development stage	549,000	(3,000)

Total shareholders' equity	70,944,000	22,000

	$115,329,000	$1,035,000

See accompanying notes to unaudited financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS
(unaudited)

				March 22, 2007
		Three months		(date of inception)
		ended		to
		March 31, 2008		March 31, 2007		March 31, 2008

Revenue		$-		$-		$-

Formation and operating costs		151,000		-		157,000

Loss from operations		(151,000)		-		(157,000)

Other income:
Interest income from Trust Account		703,000		-		703,000
Other interest		-		-		3,000

Net income applicable to ordinary shareholders		$552,000		$-		$549,000

Maximum number of shares subject to possible conversion
Weighted average number of ordinary shares,
basic and diluted		4,024,999				4,024,999
Net income per ordinary share subject to possible
conversion, basic and diluted	$		$		$
Weighted average number of ordinary shares outstanding not subject to redemption:
Basic		10,060,000		2,500,000		4,310,000
Diluted		12,570,000		2,500,000		5,240,000
Net income per ordinary share, basic
Basic		$0.05		$0.00		$0.13
Diluted		$0.04		$0.00		$0.10

See accompanying notes to unaudited financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

STATEMENT OF SHAREHOLDERS' EQUITY
(unaudited)

				Retained Earnings/
				Deficit
				Accumulated
	Ordinary Shares		Additional	During	Total
			Paid-in	Development	Shareholders'
	Shares	Amount	Capital	Stage	Equity
Ordinary shares issued to founders at $0.01 per share
on March 23, 2007	2,500,000	$-	$25,000	$-	$25,000

Net loss for the period	-	-	-	(3,000)	(3,000)

Balances, at December 31, 2007	2,500,000	-	25,000	(3,000)	22,000

Sale of 10,000,000 units on January 23, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 3,499,999 shares subject to possible redemption)	10,000,000	1,000	99,999,000	-	100,000,000

Sale of 1,500,000 units in underwriters overallotment option on January 30, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 525,000 shares subject to redemption)	1,500,000	-	15,000,000	-	15,000,000

Underwriter's discount and offering costs related to the public offering (includes $3,450,000 payable upon a business combination)	-	-	(10,105,000)	-	(10,105,000)

Sale of warrants to purchase 5,725,000 ordinary shares at $1 per warrant on January 23, 2008 to a founding shareholder	-	-	5,725,000	-	5,725,000

Proceeds from the public offering subject to redemption (4,024,999 shares at redemption value)	-	-	(40,250,000)	-	(40,250,000)

Net income for the period (unaudited)	-	-	-	552,000	552,000

Balances, at March 31, 2008 (unaudited)	14,000,000	$1,000	$70,394,000	$549,000	$70,944,000

See accompanying notes to unaudited financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS
(unaudited)

		March 22, 2007
	Three months	(date of inception)
	ended	to
	March 31, 2008	March 31, 2007	March 31, 2008

Cash flows from operating activities
Net income	$552,000	$-	$549,000
Increase in cash attributable to change in current assets and liabilities:
Prepaid expenses	(6,000)	-	(254,000)
Accrued expenses	13,000	-	261,000

Net cash provided by operating activities	559,000	-	556,000

Cash flows from investing activities, Investment in Trust Account	(114,250,000)	-	(114,250,000)

Cash flows from financing activities
Proceeds from line of credit, shareholder		-	500,000
Proceeds from offering of 11,500,000 Units in intial public offering	115,000,000	-	115,000,000
Proceeds from sale of warrants to purchase 5,725,000 ordinary shares to founders	5,725,000	-	5,725,000
Payments of offering costs	(6,726,000)	-	(7,056,000)
Payment of line of credit, shareholder	(500,000)	-	(500,000)
Proceeds from note payable	185,000	-	187,000
Proceeds from issuance of ordinary shares to initial shareholders		25,000	25,000

Net cash provided by financing activities	113,684,000	25,000	113,881,000

Net increase in cash	(7,000)	25,000	187,000

Cash, beginning of period	194,000	-	-

Cash, end of period	$187,000	$25,000	$187,000

Supplemental schedule of non-cash financing activity:
Accrued offering costs	$238,000	$-	$238,000

Payment of offering costs directly with line of credit	$125,000	$-	$125,000

Deferred underwriters' fee	$3,450,000	$-	$3,450,000

 See accompanying notes to unaudited financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 1—BASIS OF PRESENTATION, DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The accompanying condensed unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements pursuant to the instructions on the Form 10-Q (although the registrant is filing Form 6-K) and Article 10 of Regulation S-X of the Securities and Exchange Commission (“SEC”). All adjustments which are of a normal recurring nature and, in the opinion of management, necessary for a fair presentation have been included. These statements should be read in conjunction with the more complete information and financial statements and notes thereto included in the Company's Annual Report on Form 10-K.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Asia Special Situation Acquisition Corp. (a corporation in the development stage) (the “Company”) was formed under the laws of the Cayman Islands for the purpose of acquiring, engaging in a capital stock exchange with, purchasing all or substantially all of the assets of, or obtaining a majority interest through contractual arrangements, of one or more unidentified operating businesses. The Company intends to acquire all or a controlling interest in the equity of such operating business or businesses. In addition, the Company will only acquire a business or businesses that, upon completion of the Company’s initial business combination, will be its majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7)of the Investment Company Act of 1940. If the Company’s initial business combination involves a transaction in which it acquires less than a 100% interest in the target company, the value of that interest that the Company acquires will be equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions). In all instances, the Company would control the target company. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises”, and is subject to the risks associated with activities of development stage companies.

At March 31, 2008, the Company had not commenced any operations or generated revenue. All activity through March 31, 2008 relates to the Company’s inception, capital raising and the initial public offering described below. Following such offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents, held in a trust account, from the proceeds of such offering

The Company intends to identify prospective acquisitions that are located in or providing products or services to customers located in Asia. The Company’s efforts to identify a prospective target business will not be limited to a particular industry or area in Asia, although the Company initially intends to focus efforts on acquiring an operating business in the leisure and hospitality and financial services industries, that is located in or providing products or services to consumers in China. In evaluating a prospective target business, the Company will consider, among other factors, the financial condition and results of operations; growth potential; experience and skill of management; availability of additional personnel; capital requirements; competitive position; barriers to entry into other industries; stage of development of the products, processes or services; degree of current or potential market acceptance of the products, processes or services; proprietary features and degree of intellectual property or other protection of the products, processes or services; regulatory environment of the industry; and costs associated with effecting the business combination. These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors, as well as other considerations deemed relevant by the Company in effecting a business combination consistent with its business objective. The Company’s operations, if a business combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

The registration statement for the Company’s initial public offering (the “Offering”) (as described in Note 3) was declared effective on January 16, 2008 and the Company consummated the offering on January 23, 2008. Preceding the consummation of the Offering, an affiliate of the Company’s sponsor, which is an entity co-managed and jointly owned by Angela Ho, the Company’s chief executive officer and chairman, and Noble Investment Fund Limited, purchased warrants to purchase 5,725,000 ordinary shares at $1 per warrant in a private placement (the “Private Placement”) (see Note 7).

Upon the closing of the Offering and overallotment, $114,250,000 of the proceeds from the Offering and the private placement have been placed in a trust account pursuant to an agreement with the underwriters. Of this amount, up to $110,800,000 may be used for the purpose of effecting a business combination, and up to $3,450,000 will be paid to the underwriters if a business combination is consummated, but will be forfeited by the underwriters if a business combination is not consummated. These funds will not be released until the earlier of the completion of a business combination or automatic dissolution and liquidation; provided, however, that the Company plans to draw the following amounts from the interest accrued on the trust account prior to, or upon the consummation of, a business combination or the Company’s liquidation: (i) taxes payable on interest earned and (ii) up to $2,000,000 of interest income to fund working capital. Prior to the release of interest income to fund working capital, the first $750,000 in interest earned on the amount held in the trust account (net of taxes payable) will be used to cover the shortfall between the required amount to be held in trust, $115,000,000 ($10.00 per share), and the amount actually deposited upon the exercise of the underwriters overallotment, $114,250,000 ($9.93 per share).

The Company's first business combination must be with a business or combination of businesses with a fair market value of at least 80% of the amount in the Company's trust account, less deferred offering costs of $3,450,000 at the time of acquisition. In the event that shareholders owning 35% or more of the outstanding stock excluding, for this purpose, those persons who were shareholders prior to the Offering, vote against the business combination and request their redemption right as described below, the business combination will not be consummated. In the event that more than 20%, but less than 35% of the shares owned by the Company’s public shareholders vote against a proposed business combination and exercise their redemption rights, the Company is still required to complete a business combination whose fair market value is equal to at least 80% of the amount in the trust account at the time of such acquisition, and as a result of any such redemptions may have to issue debt or additional equity securities to consummate the business combination or otherwise may be forced to dissolve and liquidate the Company. All of the Company's shareholders prior to the Offering, including all of the officers and directors of the Company (the “Initial Shareholders”), have agreed to vote their 2,500,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (the “Public Shareholders”) with respect to any business combination. Additionally, in the event that any of the Initial Shareholders acquire shares of the Company in connection with the initial public offering, or in the aftermarket, they have each agreed to vote in favor of any business combination.

With respect to the first business combination which is approved and consummated, any Public Shareholder who voted against the business combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the trust account as of the record date for determination of shareholders entitled to vote on the business combination divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding one share less than 35% of the aggregate number of ordinary shares owned by all Public Shareholders may seek redemption of their shares in the event of a business combination. Such Public Shareholders are entitled to receive their per share interest in the trust account computed without regard to the shares held by Initial Shareholders.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

Without the prior written consent of at least 95% of the Company’s outstanding ordinary shares, the Company’s Amended and Restated Memorandum and Articles of Association provides for mandatory liquidation of the Company, without shareholder approval, in the event that the Company does not consummate a business combination by July 16, 2009, or by January 16, 2010 if certain extension criteria have been satisfied.

The shares owned by the Initial Shareholders are being held in an escrow account maintained by the trustee, acting as escrow agent, for up to three years.

NOTE 2 - FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007.

Effective January 1, 2008, the Company implemented SFAS No. 157, Fair Value Measurement, or SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this standard will have on its non-financial assets and liabilities.

The adoption of SFAS 157 to the Company’s financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability (in millions):

Description	March 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash	$187,000	$187,000	$—	$—
Investments held in Trust Account	114,888,000	114,888,000	—	—
Total	$115,075,000	$115,075,000	$—	$—

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

The fair values of the Company’s cash equivalents and cash and cash equivalents held in the Trust Account are determined through market, observable and corroborated sources.

The carrying amounts reflected in the balance sheets for other current assets and accrued expenses approximate fair value due to their short-term maturities.

NOTE 3 - NET INCOME PER SHARE

        The Company complies with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.” Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Net income per ordinary share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and would then share in the earnings of the Company except where the result would be antidilutive. The effect of the 15,725,000 warrants outstanding (including 5,725,000 warrants issued in connection with the Private Placement) have been considered in the calculation of fully diluted income per share under the treasury stock method.

The Company’s statement of operations includes a presentation of net income per share for ordinary shares subject to possible conversion in a manner similar to the two-class method of net income per share. Net income per ordinary share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to ordinary shares subject to conversion (nil for the three months ended March 31, 2008 and for the period from March 22, 2007 (date of inception) to March 31, 2008) by the weighted average number of ordinary shares subject to possible conversion.

NOTE 4 - INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES

Investment securities in the Company’s trust account consist of a US dollar denominated Institutional Money Market Fund who’s objective is to provide investors with as high a level of current income in U.S. dollars as is consistent with the preservation of capital and liquidity by investing in a diversified portfolio of high quality U.S. dollar denominated short -term money market instruments. Investments include repurchase agreements, time deposits, commercial paper, certificates of deposit, medium term notes and floating rate notes rated A-1/P-1 or better with a maximum weighted average maturity of 60 days. The Company’s investment in this mutual fund account (approximately $114,888,000 at March 31, 2008, including accrued interest income of approximately $313,000) is recorded at cost and adjusted for income distributions which occur monthly.

During the three months ended March 31, 2008, and for the period from March 22, 2007 (date of inception) to March 31, 2008, approximately $60,000 was deducted from the Trust Account for withholding of taxes which are not likely to be recovered. As such, this amount was charged to formation and operating costs during the three months ended March 31, 2008..

NOTE 5 - NOTE PAYABLE

On February 28, 2008, the Company consummated a Loan and Security Agreement (the “Agreement”) with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes. On March 28, 2008, the Company drew down $185,000 under the line of credit.

Borrowings under the promissory note bear interest at the bank’s prime rate (the “Interest Rate”) or, upon the occurrence of a default by the Company, at a default rate equal to the Interest Rate plus 2%. Payments of interest are payable monthly commencing on June 1, 2008. All principal and accrued and unpaid interest is due on the earlier of (i) any termination or liquidation of the property or assets maintained in the trust account in connection with our Offering; or (ii) September 1, 2008. Under the Agreement, the Company may elect to prepay, without penalty, all or a portion of the principal amount and accrued and unpaid interest then outstanding under the promissory note in a minimum aggregate amount of $10,000, and in multiples equal to $5,000 in excess of $10,000.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

The promissory note is secured by a first priority security interest in (i) distributions or proceeds from the trust account pursuant to the trust agreement and (ii) all deposit accounts into which any of the foregoing distributions or proceeds are disbursed or held. Notwithstanding the foregoing, the bank does not have a security interest in any of the assets and property held in the trust account, and the bank has agreed not to assert any claim against Trust assets or property.

NOTE 6—INITIAL PUBLIC OFFERING

        On January 23, 2008, the Company consummated the sale of 10,000,000 units (“Units”) at a price of $10.00 per unit. Each Unit consists of one of the Company's $.0001 par value ordinary shares and one Redeemable Ordinary Share Purchase Warrant (“Warrant”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $7.50 commencing on the later of: (i) the completion of business combination with a target, or (ii) January 16, 2009, and expiring on January 16, 2012. On January 30, 2008, an additional 1,500,000 Units were sold pursuant to a 45-day option granted to the underwriters to cover any over-allotments. The Warrants may be redeemed by the Company, at a price of $0.01 per Warrant, upon thirty (30) days notice after the Warrants become exercisable, only in the event that the average sale price of the ordinary share is at least $14.25 per share for any twenty (20) trading days within a thirty (30) trading-day period ending on the third day prior to date on which notice of redemption is given. If the Company is unable to deliver registered ordinary shares to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless.

        In connection with the Offering, the Company paid an underwriting discount of $4,600,000 (4.0%) and a non-accountable corporate finance fee of $1,150,000 (1%). An additional fee of $3,450,000 (3.0% ) is payable upon the Company's consummation of a business combination. The underwriters are not entitled to any interest accrued on the deferred fee and have agreed to forfeit their share of the deferred fee due them to the extent of shares redeemed by Public Shareholders.

       In connection with the Offering, the Company has also sold to the underwriter, for $100 as additional compensation, an option to purchase up to a total of 475,000 units at a price of $12.50 per unit. The 475,000 units to be issued upon exercise of these options are identical to those sold in the Company's Offering. The Company has accounted for this purchase option as a cost of raising capital and has included the instrument as equity in its financial statements. Accordingly, there is no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

The Company has estimated, based upon a Black Scholes model, that the fair value of the purchase option on the date of sale is approximately $0.78 per unit (a total value of $368,525), using an expected life of five years, volatility of 9.45% and a risk-free rate of 4.17%. The volatility calculation is based on the average volatility of 16 business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during the period from January 1, 2002 to September 26, 2007. Because the Company does not have a trading history, it needed to estimate the potential volatility of the unit price, which will depend on a number of factors which could not be ascertained at the time. The Company used these companies because management believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s units. Although an expected life of five years was used in the calculation, if the Company does not consummate a business combination within the prescribed time period and the Company is liquidated, the option will become worthless.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 7—RELATED PARTY TRANSACTIONS

On March 23, 2007, the Company sold 2,500,000 ordinary shares to the Initial Shareholders for proceeds of $25,000.

On March 23, 2007, the Company entered into an unsecured $500,000 line of credit (the "Line") with the majority shareholder of the Company, which is an entity whose chief executive officer is a director of the Company. The Line bore no interest and was due, and paid in full, on the closing date of the Offering.

At March 31, 2008, we were obligated to our Chief Executive Officer for approximately $254,000 consisting of amounts advanced to pay certain costs on behalf of the Company in February 2008, the Board of Directors agreed to pay 5% interest on the amount due until paid.

On January 16, 2008, immediately prior to the Offering, the Company’s sponsor, Ho Capital Management, LLC, an entity co-managed and jointly owned by Angela Ho, the Company’s chief executive officer and chairman, and Noble Investment Fund Limited, purchased an aggregate of 5,725,000 warrants, or “insider warrants,” at a price of $1.00 per warrant in a Private Placement. Ho Capital Management LLC and Noble Investment Fund Limited will each have a 50% beneficial ownership interest in the insider warrants. So long as the insider warrants are owned by Ho Capital Management LLC, Noble Investment Fund Limited or Angela Ho, the insider warrants may be exercised on a cashless basis and will not be subject to redemption. The insider warrants may not be sold, assigned or transferred by Ho Capital Management LLC (nor may the members interest in HO Capital Management LLC be sold, assigned or transferred) until the Company has consummated a business combination or (if the Company fails to consummate such business combination ) liquidates. The insider warrants transfer restriction expires on the earlier of (i) a business combination or (ii) the Company’s liquidation.

The sale of the warrants to the Company’s sponsor did not result in the recognition of any stock-based compensation expense because they were sold above fair market value. The Company has granted the holders of such warrants demand and “piggy back” registration rights with respect to the 5,725,000 warrants and the 5,725,000 shares of ordinary shares underlying the warrants at any time commencing on the date the Company announces that it has entered into a letter of intent with respect to a proposed business combination, provided, however, any such registration shall not become effective until the business combination has been completed. The demand registration may be exercised by the holders of a majority of such warrants. Insider warrants will not be subject to redemption if held by the initial holder thereof or its permitted assigns. Permitted assigns include transfers to Nobel Investment Fund Limited, as partial consideration for the $5,725,000 loan to be provided to Ho Capital Management LLC by Noble to purchase the insider warrants immediately prior to the date of this prospectus, or to Angela Ho, a member of Ho Capital Management LLC; provided that, the insider warrants may not be sold, assigned or transferred until the Company consummates a business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. If the Company does not complete a business combination, then the $5,725,000 proceeds will be part of the liquidating distribution to Public Shareholders and the warrants issued under the transaction will expire worthless.

The holders of the Company’s initial 2,500,000 issued and outstanding ordinary shares are entitled to registration rights pursuant to an agreement. The holders of the majority of these shares are entitled to make up to two demands that the Company register these shares. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these ordinary shares are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The holders of the Company’s initial 2,500,000 issued and outstanding ordinary shares at the time of the Offering placed their initial shares purchased by them into an escrow account maintained by Continental Transfer and Trust Company, acting as escrow agent. The initial shares will not be released from escrow until three years from the date of the Offering, except that following the consummation of a business combination, such shares and members interests may be transferred to family members and trusts of permitted assignees for estate planning purposes, or upon the death of any such person, to an estate or beneficiaries or permitted assignees; in each case, such transferee will be subject to the same transfer restrictions as the Company’s Initial Shareholders until after the shares and members interests are released from escrow.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 8 - REDEEMABLE ORDINARY SHARES

If the Company’s initial Business Combination is approved, Public Shareholders voting against the Business Combination will be entitled to convert their ordinary shares into a pro rata share of the aggregate amount then on deposit in the trust account, including their pro rata portion of the deferred underwriting discount and any interest income earned on the trust account, net of (1) income taxes payable on the interest income on the trust account and (2) up to $2,000,000 of interest earned on the trust account balance which will be available to the Company, net of income taxes payable on this amount, to fund working capital requirements. The initial per share conversion price was $10.00 at January 23, 2008. In order to maintain that per share conversion price after the exercise of the underwriters overallotment option on January 30, 2008, the first $750,000 in interest earned on the amount held in the trust account (net of taxes payable) will be used raise the balance held in trust for the benefit of the public shareholders to $115,000,000 ($10.00 per share).

The Company accounts for redeemable ordinary shares in accordance with Emerging Issue Task Force D-98 “Classification and Measurement of Redeemable Securities.” Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. The Company recognizes changes in the redemption value immediately as they occur and will adjust the carrying value of the redeemable ordinary shares to equal its redemption value at the end of each reporting period.

NOTE 9 - NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company cannot determine whether SFAS 160 will have any impact until it completes its first business combination.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This Quarterly Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other Securities and Exchange Commission filings. The following discussion should be read in conjunction with our unaudited financial statements and related notes thereto included elsewhere in this report.

Overview

Asia Special Situation Acquisition Corp. is a newly organized Business Combination CompanyTM or BCCTM. A BCC is a blank check company formed for the purpose of completing a business combination with one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements. We will only acquire a business or businesses that, upon completion of our initial business combination, will be our majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940.

Although we intend to initially focus our search on an operating business or businesses in the leisure and hospitality or financial services industries that is located in, provides products or services to consumers located in China, or invests in China, we will explore opportunities in other business sectors or regions in Asia if we feel that it is in the best interests of our company and shareholders. We will seek to acquire control of a business, which in the opinion of management, may provide our company and its shareholders with the most favorable growth potential, due to a variety of factors, including its financial condition and results of operations, experience and skill of incumbent management, value of the intellectual property owned by the business, its competitive position, the regulatory environment in which it operates, or other criteria determined by management.

We intend to utilize cash derived from the proceeds of our offering and the sale of the insider warrants, our capital stock, debt or a combination of cash, capital stock and debt, in effecting such acquisition. The issuance of additional capital stock, including upon conversion of any convertible debt securities we may issue, or the incurrence of debt could have material consequences for our business and financial condition. The issuance of additional shares of our capital stock (including upon conversion of convertible debt securities):

•	may significantly reduce the equity interest of our shareholders;

•
will likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may also result in the resignation or removal of one or more of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares.

Similarly, if we issued debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination were insufficient to pay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

The net proceeds from the sale of the units in our offering and the insider warrants were approximately $99,865,000 at January 23, 2008 (approximately $114,115,000 on January 30, 2008 upon exercise of the over-allotment option in full), after deducting offering expenses of approximately $5,860,000 (approximately $6,610,000 on January 30, 2008 upon exercise of the underwriters over-allotment option in full, not including the underwriters' deferred fees). At January 23, 2008, an aggregate of $100,000,000, and approximately $114,250,000 upon the January 30, 2008 exercise of the underwriters’ over-allotment option in full, is being held in trust for our benefit and is available to consummate a business combination (after payment of the underwriters’ deferred fees).

We will use substantially all of the net proceeds of our offering and the sale of the insider warrants, as well as interest on the funds in the trust account released to us including those funds held in trust, to acquire control of a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination. The proceeds held in the trust account (exclusive of any funds held for the benefit of the underwriters or used to pay public shareholders who have exercised their redemption rights in accordance with the instructions set forth in the proxy materials to be mailed to our shareholders, may be used as consideration to pay the sellers of a target business with which we ultimately complete a business combination or, if there are insufficient funds not held in trust, to pay other expenses relating to such transaction such as reimbursement to insiders for out-of-pocket expenses, third party due diligence expenses or potential finders fees, in each case only upon the consummation of a business combination.

Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions, as determined by our board of directors at that time. Such working capital funds to finance operations of the target business could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our business combination if the funds available to us outside of the trust account were insufficient to cover such expenses. To the extent our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account as well as any other net proceeds not expended will be released to us and will be used to finance the operations of the target business.

We believe that, the funds in the trust account, including up to $2,000,000 of the interest earned on funds in the trust account which will be released to us, plus the funds available to us outside of the trust account, will be sufficient to allow us to operate for at least the next 24 months, assuming that a business combination is not consummated during that time. Over this time period, we are budgeting approximately $2,000,000 of expenses for legal, accounting and other expenses, including finders fees, consulting fees and contract deposits, that are expected to be incurred in connection with the due diligence investigation, structuring and negotiating of a business combination and seeking shareholder approval of such business combination; approximately $450,000 for administrative services, reimbursement of officer and director expenses, insurance, costs associated with dissolution and liquidation if we do not consummate a business combination, and rent and office support services payable at the rate of $7,500 per month; approximately $200,000 for legal and accounting fees relating to our SEC reporting obligations; and approximately $400,000 for general working capital that will be used for miscellaneous expenses. Up to approximately $2,000,000 of the interest earned on the trust account will be released to us to fund the above anticipated expenses.

We do not believe we will need to raise additional funds following our offering and the sale of the insider warrants and the line of credit established with a bank on February 28, 2008, in order to meet the expenditures required for operating our business prior to a business combination. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us. We would only consummate such a fundraising simultaneously with the consummation of a business combination.

In seeking a business combination, we intend to utilize cash derived from the proceeds of our offering and the sale of the insider warrants, as well as our capital stock or debt, or a combination of cash, capital stock and debt, and there is no limit on the issuance of capital stock or incurrence of debt we may undertake in effecting a business combination. In the event a business combination is consummated, all sums remaining in the trust account will be released to us immediately thereafter, and there will be no restriction on our use of such funds.

Our Sponsor agreed to make available to us a line of credit of up to $500,000, which was used to pay a portion of the expenses of our offering, such as SEC registration fees, FINRA registration fees, and certain legal and accounting fees and expenses. These loans were paid on January 23, 2008.

We have granted a purchase option to the underwriters issued upon the effective date of our offering. We have accounted for this purchase option as a cost of raising capital and will include the instrument as equity in our financial statements. Accordingly, there will be no net impact on our financial position or results of operations, except for the recording of the $100 proceeds from the sale. We have estimated, based upon a Black-Scholes model, that the fair value of the purchase option on the date of sale is approximately $0.78 per unit (a total value of $368,525), using an expected life of five years, volatility of 9.45% and a risk-free rate of 4.17%. The volatility calculation is based on the average volatility of 16 business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during the period from January 1, 2002 to September 26, 2007. These 16 companies represent all business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during such period. Because we do not have a trading history, we needed to estimate the potential volatility of the unit price, which will depend on a number of factors which cannot be ascertained at this time. We used these companies because management believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for our units. Although an expected life of five years was used in the calculation, if we do not consummate a business combination within the prescribed time period and our company is liquidated, the option will become worthless.

We do not believe that the sale of the warrants in the private placement completed immediately before the date of our prospectus will result in a compensation expense because they are being sold at or above fair market value.

Critical Accounting Policies

Basis of Presentation

Our financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

We comply with the reporting requirements of SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Net Income Per Ordinary Share

We comply with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.” Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Net income per ordinary share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and would then share in our earnings except where the result would be anti-dilutive.

Fair Value of Financial Instruments

The fair value of our assets and liabilities, which qualify as financial instruments under SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” approximates the carrying amounts represented in our balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash accounts in a financial institution, which at times, exceeds the Federal depository insurance coverage of $100,000. We have not experienced losses on these accounts and management believes we are not exposed to significant risks on such accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

We follow the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Under the laws of the Cayman Islands, we are not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Foreign Currency Translation

The United States dollar is our reporting and functional currency.

In accordance with SFAS 52, “Foreign Currency Translation”, foreign currency balance sheets will be translated using the end of period exchange rates, and statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholders’ equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Recently Issued Accounting Pronouncements

  In December 2007, the FASB issued SFAS No 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Results of Operations for the Three Month Period ended March 31, 2008

We reported net income of $552,000 for the three-month period ended March 31, 2008 and $549,000 for the period from March 22, 2007 (inception) through March 31, 2008. We did not incur any net income or loss for the three-month period ended March 31, 2007 because the Company was formed on March 22, 2007 and was in existence for only nine days during that period. Until we enter into a business combination, we will not have revenues.

Overall, for the quarter ended March 31, 2008, we incurred $151,000 of formation and operating costs, including expensing approximately $60,000 of income tax withholding on our investments which we are not likely to recover. Since we are not subject to income taxes, we have organized our investment accounts to avoid such withholding in the future.

Our trust account earned interest of $703,000 for the three months ended March 31, 2008, and our funds outside of the trust account did not earn any material interest. No interest was earned in the three months ended March 31, 2007 since we had not yet consummated our initial public offering and private placement.

Liquidity and Capital Resources

At March 31, 2008, we had cash of approximately $187,000 and deficit in working capital of approximately $244,000.

On January 16, 2008, we completed a private placement of 5,725,000 warrants to our sponsor in connection with our offering, Ho Capital Management LLC, an entity co-managed and jointly owned by Angela Ho, our chief executive officer and chairman, and Noble Investment Fund Limited, an affiliate of Arie Jan van Roon, one of our directors, generating gross proceeds of $5,725,000.

On January 23, 2008, our initial public offering of 10,000,000 units was consummated. Each unit issued in our offering consists of one ordinary share and one warrant, each warrant to purchase one ordinary share at an exercise price of $7.50 per ordinary share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $100,000,000. On January 30, 2008, the underwriters for our initial public offering exercised their over-allotment option in full, and purchased 1,500,000 units. Each unit consists of one ordinary share and one warrant, each warrant to purchase one ordinary share at an exercise price of $7.50 per ordinary share. The offering, including the exercise of the over-allotment option, generated total gross proceeds of $115,000,000 to us (excluding proceeds of $5,725,000 from the sale of private placement warrants to our sponsor in connection with the offering, Ho Capital Management LLC and Noble Investment Fund Limited).

On February 28, 2008, we consummated a Loan and Security Agreement (the “Agreement”) with Wachovia Bank, National Association pursuant to which we issued a $500,000 principal amount promissory note to Wachovia for future advances to us by Wachovia under a line of credit to be used for working capital and general corporate purposes. The note pays interest at the prime rate, which is equal to the rate per annum in effect as announced from time to time by Wachovia as its prime rate (the “Interest Rate”). Upon the occurrence of a default by us under the Agreement or the note, the note pays interest at a rate equal to the Interest Rate plus 2%. Payments of accrued interest must be made by us commencing on June 1, 2008, and continuing on the first day of each calendar month thereafter until fully paid. In any event, all principal and accrued and unpaid interest is due on the earlier of (i) any termination or liquidation of the property or assets maintained in trust (the “Trust”) by Continental Stock Transfer and Trust Company, as trustee, pursuant to that certain Investment Management Trust Agreement dated as of January 16, 2008 (the “Trust Agreement”), in connection with our initial public offering completed in January 2008; or (ii) September 1, 2008. Moreover, we may elect to prepay, without penalty, all or a portion of the principal amount and accrued and unpaid interest then outstanding under the note in a minimum aggregate amount of $10,000, and in multiples equal to $5,000 in excess of $10,000.

Under the Agreement, our obligations under the note are secured by a first priority security interest granted by us to Wachovia in (i) distributions or proceeds from the Trust pursuant to the Trust Agreement, including, without limitation, all rights, title and interest of our company in interest and dividend income distributable to us pursuant to Section 2(b) of the Trust Agreement in an amount equal to $2,000,000, and (ii) all deposit accounts into which any of the foregoing distributions or proceeds are disbursed or held (collectively, the “Collateral”). Notwithstanding the foregoing, the Collateral does not include any of the assets and property held in the Trust, and Wachovia has agreed not to assert any claim against Trust assets or property.

As of March 31, 2008, we had borrowed $185,000 under the Agreement and the Interest Rate was 5.25%.

We believe that the funds available to us outside of the trust account, together with the balance of the interest income (net of taxes) on the trust account releasable to us to fund our working capital requirements, will be sufficient to allow us to operate for more than twelve months, assuming that a business combination is not consummated during that time. However, if the funds available to us are not sufficient to fund our working capital needs throughout this period, we will seek to secure additional capital to pay for, or defer payment of, all or a significant portion of any expenses we incur.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Contractual Obligations

We do not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. We are not presently engaged in and, if a suitable business target is not identified by us prior to the prescribed liquidation date of the trust account, we may not engage in, any substantive commercial business. Accordingly, we are not and, until such time as we consummate a business combination, we will not be, exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices. The net proceeds of our initial public offering held in the trust account have been invested only in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Given our limited risk in our exposure to money market funds, we do not view the interest rate risk to be significant.

CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures. Based on an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) required by paragraph (b) of Rule 13a-15 or Rule 15d-15, as of March 31, 2008, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Our Chief Executive Officer and Chief Financial Officer also concluded that, as of March 31, 2008, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(b) Changes in internal controls. During the quarter ended March 31, 2008, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

LEGAL PROCEEDINGS

None.

RISK FACTORS

There have been no material changes in our business, operations or prospects that would require revisions to the risk factors included in our most recent Annual Report on Form 10-K for the year ended December 31, 2007 which was filed with the Securities and Exchange Commission on March 27, 2008.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On January 16, 2008, we completed a private placement of 5,725,000 warrants to Ho Capital Management LLC, an entity co-managed and jointly owned by Angela Ho, our chief executive officer and chairman, and Noble Investment Fund Limited, an affiliate of Arie Jan van Roon, one of our directors, generating gross proceeds of $5,725,000.

The above offering and sales was deemed to be exempt under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offering and sale was made to a limited number of persons, all accredited investors, and transfer was restricted by us in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Use of Proceeds

Use of Proceeds

On January 16, 2008 we completed a private placement of 5,725,000 warrants. On January 23, 2008, we consummated our initial public offering of 10,000,000 units. On January 30, 2008, the underwriters of our initial public offering exercised their over-allotment option in full, for a total of an additional 1,500,000 units (over and above the 10,000,000 units sold in the initial public offering) for an aggregate offering of 11,500,000 units. Each unit consists of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $7.50. The units were sold at an offering price of $10.00 per unit and the warrants we sold at an offering price of $1.00 per warrant, generating total gross proceeds of $120,725,000. Maxim Group LLC acted as lead underwriter. The securities sold in our initial public offering were registered under the Securities Act of 1933 on a registration statement on Form S-1 (No. 333-145163). The Securities and Exchange Commission declared the registration statement effective on January 16, 2008.

We incurred a total of $9,200,000 in underwriting discounts, fees and commissions, of which $3,450,000 has been placed in the trust account. Such portion of the underwriter’s compensation will only be paid to the underwriters in the event that we consummate a business combination. The total expenses in connection with the sale of our warrants in the private placement and the initial public offering were $9,875,000. No expenses of the offering were paid to any of our directors or officers or any of their respective affiliates. We did, however, repay Noble Investment Fund Limited for an interest free loan made to us prior to the consummation of the private placement and the initial public offering. All the funds held in the trust account have been invested in either treasury bills or money market accounts.

After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to us from the private placement and the initial public offering were approximately $110,850,000. Approximately $110,800,000 (or approximately $9.63 per unit sold in our initial public offering) of the proceeds from the initial public offering and the private placement was placed in a trust account for our benefit and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The trust account contains an additional $3,450,000 of the underwriter’s compensation which will be paid to them only in the event of a business combination., for a total of $114,250,000 originally placed in trust. The amounts held in the trust account may only be used by us upon the consummation of a business combination, except that we may use up to $2,000,000 of the interest earned on the trust account to fund our working capital prior to a business combination. As of March 31, 2008, there was approximately $114,888,000 held in the trust account, which includes the deferred underwriting fees of $3,450,000.

Overall, for the quarter ended March 31, 2008, we used the following from the proceeds of the offering: $313,000 for legal and professional fees in connection with the offering and $446,000 for offering related expenses including filing costs, ordinary share issuances and road show expenses. For the quarter ended March 31, 2007, we did not incur any expenses.

Repurchases of Equity Securities

None.

DEFAULTS UPON SENIOR SECURITIES

None.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

OTHER INFORMATION

On May 9, 2008, our Board of Directors appointed Mr. Keith Laslop as a director. There are no understandings or arrangements between Mr. Laslop and any other person pursuant to which Mr. Laslop was selected as a director. Mr. Laslop does not have any family relationship with any director, executive officer or person nominated or chosen by us to become a director or executive officer.

From September 2004 to February 2008, Keith Laslop has served as the President of Prolexic Technologies, Inc., a managed security service provider, where he is responsible for achieving growth and maximizing the financial performance and shareholder value of the company. While at Prolexic Technologies, Mr. Laslop put in place sales and marketing strategies that took the company from approximately $1 million in annual revenue to approximately $9 million in over 3 years, increased realized profitability and recruited and shaped a new senior management team. From September 2001 to April 2004, he served as the Chief Financial Officer and Business Development Director of Elixir Studios Ltd., a London-based interactive entertainment software developer, where he was responsible for originating and negotiating new development contracts, as well as managing the financial performance of the company, including fund raising and cost control. While at Elixir Studios, Mr. Laslop brought the company to profitability for the first time in its 5-year history by securing multi-million dollar development contracts and securing approximately $8.5 million in equity and debt financing for the company. Mr. Laslop earned a Business Administration degree from the University of Western Ontario in 1993 and his Chartered Accountant designation from the Canadian Institute of Chartered Accountants in 1996. In addition, he earned his Chartered Financial Analysts designation from the Institute of Chartered Financial Analysts in 1999.

Further, on May 9, 2008 Mr. Laslop was appointed as the chairman of the newly formed Business Combination Committee of the Board of Directors, formed for the purpose of assisting the Board of Directors in (i) identifying companies that we could acquire (“Targets”); (ii) negotiating and executing letters of intent with Targets; (iii) commencing and completing due diligence on Targets; and (iv) negotiating and preparing definitive transaction documents to acquire Targets. Mr. Arie Jan van Roon and Mr. Leonard de Waal shall also serve as members of the Business Combination Committee.

On May 9, 2008, Mr. Michael Hlavsa resigned as our Chief Financial Officer, but will remain with us a director and as our Secretary. There was no disagreement or dispute between Mr. Hlavsa and us which led to his resignation as Chief Financial Officer. In addition, on May 9, 2008 Mr. Arie Jan van Roon, a member of our Board of Directors, was appointed as our Chief Financial Officer. There are no understandings or arrangements between Mr. van Roon and any other person pursuant to which Mr. van Roon was selected as an executive officer. Mr. van Roon does not have any family relationship with any director, executive officer or person nominated or chosen by us to become a director or executive officer.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

May 15, 2008	By:	/s/ Gary T. Hirst
Dr. Gary T. Hirst
President